WRL LETTERHEAD

December 21, 2006

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	WRL Series Life Account G

1933 Act File No. 333-135803/1940 Act File No. 811-21929

WRL Benefactor

Accession Number: 0001366273-06-000007

Dear Sir/Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio ("Western Reserve") and WRL Series Life Account G (the "Registrant"), we are transmitting for electronic filing via EDGAR under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, as amended (the"1940 Act") a request for withdrawal of the filing effectuated under the above referenced Accession number filed on December 15, 2006.

There have been no securities sold in connection with the above referenced offering filed on December 15, 2006. WRL amended this offering and re-filed the Form N-6 as Form N-6A on December 21, 2006.

Please call the undersigned at (727) 299 1830 or Priscilla Hechler at (727) 299 1747 if you have any questions.

Sincerely,

/s/ Arthur D. Woods, Esq.

Vice President & Sr. Counsel

cc:	Priscilla Hechler
Assistant Vice President and Assistant Secretary